EXHIBIT 99.2

DATED	28 NOVEMBER 2012

(1) BRAZIL HOLDINGS Limited
(as Assignor)

- and -

(2) PRIME LAKE SHIPPING LIMITED
(as Assignee)

deed of charge and

ASSIGNMENT

This charge and ASSIGNMENT is made on 28th November 28 NOVEMBER 2012

BETWEEN

(1)	BRAZIL HOLDINGS LIMITED, a company incorporated in Liberia whose registered office is at 80 Broad Street, Monrovia, Liberia (hereinafter referred to as the “Assignor”); and

(2)	PRIME LAKE SHIPPING LTD a company incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands (hereinafter referred to as the “Assignee”).

Collectively referred to as the “Parties” and each a “Party”.

WHEREAS

A.	Pursuant to a settlement and standstill agreement executed simultaneously with the execution of this agreement, the Owners and the Head-BB Charterers have agreed to the settlement of the amounts outstanding and due to them by the Obligors under the Acquisition Agreement, the Sub-BB Charters, the Sub-BB Charterers' Guarantees and the Agreements for Re-delivery (together the "Sub-BB Charterers' Indebtedness"), standstill and waivers of the Owners’ and the Head-BB Charterers’ rights to take action in respect of the Sub-BB Charterers’ Indebtedness and the failure of the Sub-BB Charterers and the Sub-Charterers’ Guarantor to perform their respective obligations under the Acquisition Agreement, the Sub-BB Charters and the Sub-BB Charterers’ Guarantees to which each is a party, on the terms thereof (hereinafter referred to the “Settlement Agreement”).

B.	Pursuant to a time charterparty dated 20 May 2008 (together with any addenda thereto, novations and supplements thereof, the "Brazil Time Charter") made between, inter alias, TMT Bulk Corp. of Tapei, Taiwan ("TMT") as charterer and the Brazil Sub-BB Charterer as owner, the Brazil Vessel was time chartered to TMT for the period, at the rate and pursuant to the other terms and conditions set forth therein.

C.	TMT has failed to make certain payments due by it to the Brazil Sub-BB Charterer and to perform its obligations under the Brazil Time Charter and as a result of such non-payment and failure, the Brazil Time Charter has been terminated by the Brazil Sub-BB Charterer and the Brazil Sub-BB Charterer has claims against TMT, including without limitation, for non-performance of its obligations under the TMT Charter, in an amount of US$ 11,550,000 plus proportionately a portion of US$1,950,753 interest that accrued after the Vessels were re-delivered to the Owners (together the "Brazil Claims").

D.	The Assignor shall, promptly, file a claim for an award against TMT for the recovery of the Brazil Claims (the “Brazil Award”).

E.	It is a condition of the Settlement Agreement that the Assignor charges and assigns any and all the proceeds and any amounts recovered in relation to the Brazil Claim and the Brazil Award (the “Proceeds”) to the Assignee and executes in favour of the Assignee this Deed.

IT IS AGREED:

1.	Definitions and interpretation

1.1	Definitions

In this Deed the following terms have the following meanings:

“Acquisition Agreement” means the acquisition agreement dated 23 November 2010 (together with any amendments thereto or supplements thereof) made by and among the Sub-BB Charterers, the Owners and the Head-BB Charterers;

“Agreements for Re-delivery” means the following:

(a) agreement for re-delivery dated 3 February 2012 between the China Head-BB Charterer, the China Sub-BB Charterer and the Sub-BB Charterers’ Guarantor for the redelivery of the China Vessel, on the terms and conditions thereof;

(b) agreement for re-delivery dated 3 February 2012 between the Rodosi Head-BB Charterer, the Rodosi Sub-BB Charterer and the Sub-BB Charterers’ Guarantor for the redelivery of the Rodosi Vessel, on the terms and conditions thereof;

(c) agreement for re-delivery dated 19 March 2012 between the Brazil Head-BB Charterer, the Brazil Sub-BB Charterer and the Sub-BB Charterers’ Guarantor for the redelivery of the Brazil Vessel, on the terms and conditions thereof;

"Business Day" means a day (excluding Saturdays and Sundays) on which banks are open for business in London, Nicosia and Athens and (if payment is required to be made on such day) in New York City and the place to which such payment is required to be made;

"Head-BB Charters" means each of the bareboat charters referred to in Schedule 1 of the Settlement Agreement and entered into between each of the Owners as owner and each of the Head-BB Charterers as charterer pursuant to which the relevant Vessel owned by the relevant Owner has been chartered by such Owner to the relevant Head-BB Charterer in accordance with the terms and conditions therein set forth;

“Head-BB Charterers” means PRIME MOUNTAIN MARITIME LTD (the "Australia Head-BB Charterer"), PRIME LAKE MARITIME LTD (the "Brazil Head-BB Charterer"), PRIME TIME MARITIME LTD (the "China Head-BB Charterer") and PRIME HILL MARITIME LTD (the "Rodosi Head-BB Charterer") each a company incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands

“Obligors” means the Sub-BB Charterers' Guarantor together with the Sub-BB Charterers;

“Owners” means PRIME MOUNTAIN SHIPPING LTD (the "Australia Owner"), PRIME LAKE SHIPPING LTD (the "Brazil Owner"), PRIME TIME SHIPPING LTD (the "China Owner") and PRIME HILL SHIPPING LTD (the "Rodosi Owner"), each a company incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands;

"Security" means the Security Interests created by or pursuant to this Deed;

"Security Interest" means any mortgage, pledge, lien, charge, assignment by way of security, hypothecation, security interest, title retention, preferential right or trust arrangement or any other security agreement or arrangement having the effect of security;

"Security Period" means the period beginning on the date of this Deed and ending on the date on which:

(a) the Proceeds have been unconditionally and irrevocably paid and discharged in full; and

(b) the Assignor has no further commitment, obligation or liability under or pursuant to this Deed.

"Sub-BB Charters" means each of the bareboat charters referred to in Schedule 2 of the Settlement Agreement and entered into between each of the Head-BB Charterers as owner and each of the Sub-BB Charterers as charterer pursuant to which the relevant Vessel chartered to a Head-BB Charterer pursuant to a Head-BB Charter has been chartered by such Head-BB Charterer to the relevant Sub-BB Charterers in accordance with the terms and conditions therein set forth;

"Sub-BB Charterers" means AUSTRALIA HOLDINGS LTD. (the "Australia Sub-BB Charterer"), BRAZIL HOLDINGS LTD., (the "Brazil Sub-BB Charterer"), CHINA HOLDINGS LTD., (the "China Sub-BB Charterer") and GRAND RODOSI INC. (the "Rodosi Sub-BB Charterer"), each a company incorporated in the Republic of Liberia whose registered office is at 80 Broad Street, Monrovia, Liberia;

"Sub-BB Charterers' Guarantees" means guarantees, all dated 23 November 2010 made by the Sub-BB Charterers' Guarantor in favour of each Head-BB Charterer, whereby the Sub-BB Charterers' Guarantor guaranteed, inter alia, the payment of all amounts and the performance of all obligations of the Sub-BB Charterers under the Acquisition Agreement and the Sub-BB Charters.

"Sub-BB Charterers' Guarantor" means NEWLEAD HOLDINGS LTD., a company organized in Bermuda, whose registered office is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda;

"Vessels" means collectively the Australia Vessel, the Brazil Vessel, the China Vessel and the Rodosi Vessel and, in singular, means any of them (as the context requires).

1.2	Interpretation

(a)	Unless a contrary indication appears, any reference in this Deed to:

(i)	the "Assignee" shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)	"this Deed", the "Settlement Agreement", or any other agreement or instrument shall be construed as a reference to this Deed, the Settlement Agreement or such other agreement or instrument as amended, supplemented, extended, restated, novated and/or replaced in any manner from time to time (however fundamentally and even if any of the same increases the obligations of the Assignor or provides for further advances);

(iii)	"assets" includes any present and future properties, revenues and rights of every description and includes uncalled capital;

(iv)	"including" or "includes" means including or includes without limitation;

(v)	a provision of law is a reference to that provision as amended or re-enacted; and

(vi)	the singular includes the plural and vice versa.

(b)	References to clauses and schedules are to be construed, unless otherwise stated, as references to clauses and schedules of this Deed and references to this Deed include the schedules.

(c)	Clause and schedule headings are for convenience only and shall not affect the construction of this Deed.

(d)	Each undertaking of the Assignor (other than a payment obligation) contained in this Deed must be complied with at all times during the Security Period.

(e)	If the Assignee reasonably considers that an amount paid by the Assignor to the Assignee under this Deed is capable of being avoided or otherwise set aside on the liquidation or administration of the Assignor, then that amount shall not be considered to have been irrevocably paid for the purposes of this Deed.

(e)	The Parties intend that this document shall take effect as a deed notwithstanding the fact that a Party may only execute this document under hand.

(f)	The preamble forms an integral part of this Deed.

1.3	Third party rights

A person who is not a Party shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Deed.

2.	Covenant to pay

2.1	Covenant to pay

The Assignor covenants in favour of the Assignee that it will pay the Proceeds to the Assignee not later than 3 Business Days from receipt or recovery of the whole or any part or parts thereof.

2.2	Default interest

(a)	Any amount which is not paid under this Deed when due shall bear interest (both before and after judgment and payable on demand) from the due date until the date on which such amount is unconditionally and irrevocably paid and discharged in full on a daily basis at the rate of 8% per annum.

(b)	Default interest will accrue from day to day and will be compounded at such intervals as the Assignee consider are appropriate.

3.	Grant of security

3.1	Nature of security

All Security Interests and dispositions created or made by or pursuant to this Deed are created or made:

(a)	in favour of the Assignee;

(b)	with full title guarantee; and

(c)	as continuing security for payment of the Proceeds.

3.2	Assignment

The Assignor assigns and agrees to assign absolutely all its right, title and interest, present and future, in and to the Proceeds.

3.3	Legal charge

To the extent that the Proceeds are not effectively assigned under Clause 3.2 above, the Assignor charges and agrees to charge by way of first fixed charge all its right, title and interest, present and future, in and to the Proceeds.

4.	Continuing security

4.1	Continuing security

The Security is continuing and will extend to the ultimate amount of the Proceeds regardless of any intermediate payment or discharge in whole or in part. This Deed shall remain in full force and effect as a continuing security for the duration of the Security Period.

4.2	Additional and separate security

This Deed is in addition to, without prejudice to, and shall not merge with, any other right, remedy, guarantee or Security Interest which the Assignee may at any time hold.

4.3	Right to enforce

This Deed may be enforced against the Assignor without the Assignee first having recourse to any other right, remedy, guarantee or Security Interest held by or available to it.

5.	Representations

5.1	General

The Assignor makes the representations and warranties set out in this clause 5 to the Assignee.

5.2	Status

(1) It is a limited company, duly incorporated and validly existing under the laws of its jurisdiction of incorporation or establishment,

(2) it has the power and all necessary authorisations under any applicable jurisdiction to own its assets and carry on its business as it is being conducted;

5.3	Capacity and approvals for this Deed

(1) it has the power to enter into and perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of this Deed,

(2) no limits on its powers will be exceeded by the grant of Security or the taking of any other action contemplated by this Deed,

(3) all actions, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents and approvals) in order to enable it lawfully to enter into, exercise its rights and perform and comply with its obligations contained in this Deed and to ensure that those obligations are legally valid, binding and enforceable have been taken, fulfilled and done; and

(4) the requisite corporate resolutions have been duly and properly passed to authorise its execution and performance of this Deed and such resolutions are in full force and effect and have not been varied or rescinded;

5.4	Proper execution

This Deed has been properly executed by it and the obligations expressed as being assumed by it under this Deed are its legal, valid, binding and enforceable obligations;

5.5	Compliance with legal restrictions

The entry into and performance by it of, and the transactions contemplated by the provisions, covenants and obligations contained in this Deed do not and will not contravene or conflict in any way with:

(1) any law, regulation or order applicable to it;

(2) its memorandum or articles of association or other constitutional documents; or

(3) any agreement or instrument binding upon it or any of its assets;

5.6	Other approvals for this Deed

All authorisations required or desirable (1) to enable it lawfully to enter into, exercise its rights and comply with its obligations in this Deed; and (2) to make this Deed valid, enforceable and admissible in evidence in its jurisdiction of incorporation, have been obtained or effected and are in full force and effect;

5.7	Priority of Obligations

Its payment obligations under this Deed rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by laws applying to companies generally. The Security created by this Deed has or will have first ranking and priority and it is not subject to any prior ranking or pari passu ranking Security. Furthermore, no Security to secure any indebtedness of the Assignor exists on or over the Proceeds, except the Security in favour of the Assignee under this Deed;

5.8	Solvency and Bankruptcy:

No petition has been presented, resolution passed for the Assignor’s winding up or for the appointment of any administrative receiver (or other process whereby the business is terminated and the assets are distributed amongst the creditors and/or shareholders or other contributors) nor are there pending proceedings under any applicable insolvency, reorganisation or similar laws in any relevant jurisdiction against the Assignor;

5.9	No filing or Stamp Duties

It is not necessary to ensure the validity, enforceability or priority of this Deed that this Deed or any other document be filed, recorded or enrolled with any court or other authority, and it is not necessary that any stamp, registration or similar tax be paid on or in relation to this Deed or the transactions contemplated by this Deed;

5.10	Title to the Proceeds

Subject to this Deed, the Proceeds are free from any option, equity, trust or Security.

5.11	Time when representations made

All the representations and warranties in this clause 5 are made by the Assignor on the date of this Deed and are also deemed to be repeated on each day throughout the duration of the Security Period.

6.	Undertakings by THE Assignor

6.1	Restrictions on dealing

The Assignor shall not do nor agree to create or permit to subsist any Security Interest on the Proceeds other than as those created by this Deed.

6.2	Duty to perform

The Assignor shall duly perform its obligations to file, pursue and support the Brazil Claims before the appropriate forum and to recover any amounts awarded in its favour, shall notify the Assignee of any progress and shall not take any action which will reduce or impede the chances of an award, judgment or order in its favour or recoveries in respect of any award, judgment or order.

6.3	Provision of information

The Assignor shall provide and shall procure that the legal counsel representing the Assignor before any forum in the course of any proceedings relating to the Brazil Claims, shall provide to the Assignee as soon as practicable copies of all notices, pleadings, documents and information received by it from any other party to any proceedings relating to the Brazil Claims and generally to keep the Assignee at all times informed of the progress of the Brazil Claims, including, without limitation, negotiations and/or enforcement and execution of any award, judgment or order issued in favour of the Assignor. Without prejudice to the foregoing, the Assignee shall have the right at any time following the execution of this Deed, to appoint his own legal counsel (the “Additional Counsel”), to represent the Assignor before any forum in the course of any proceedings relating to the Brazil Claims (including, without limitation filing and/or pursuing any claims before any court or tribunal, commencing and/or pursuing enforcement and/or execution process) together with and not in substitution of the legal counsel appointed by and representing the Assignor, and the Assignor shall provide and shall procure that the legal counsel representing the Assignor shall provide all assistance and shall fully cooperate with the Assignee and the Assignee’s legal counsel for the purposes thereof. All costs and expenses (including legal fees) incurred in connection with the appointment of Additional Counsel pursuant to this Clause 6.3 shall be paid from the Proceeds.

7.	Enforcement of security

7.1	When enforceable

This Security shall become immediately enforceable upon the Assignor failing to comply with Clause 2.1 above and shall remain so for so long as any amount of Proceeds remains unpaid.

7.2	Enforcement

After this Security has become enforceable the Assignee may in its absolute discretion enforce all or any part of the Security in such manner as it sees fit.

7.3	Powers of Assignee

At any time after the Security becomes enforceable, the Assignee may without further notice (unless required by law), exercise all or any of the powers conferred on it by law (as amended or extended by this Deed) and/or all or any of the powers which are conferred by this Deed.

7.4	Privileges

The Assignee is entitled to all the rights, powers, privileges and immunities conferred by law.

7.5	No liability

The Assignee shall not be liable for any loss or damage which arises out of the exercise or the attempted or purported exercise of, or the failure to exercise any of, its or his respective powers.

8.	DELEGATION

The Assignee may delegate, by power of attorney (or in any other manner) to any person, any right, power or discretion exercisable by it under this Deed upon any terms (including power to sub-delegate) which it may think fit. The Assignee shall not be in any way liable or responsible to the Assignor for any loss or liability arising from any act, default, omission or misconduct on the part of any such delegate or sub-delegate.

9.	Further assurances

9.1	Further action

The Assignor shall, at its own expense, promptly take whatever action is required or the Assignee may reasonably require for:

(a)	creating, perfecting or protecting the Security Interests intended to be created by this Deed; and

(b)	facilitating the exercise of any right, power or discretion exercisable by the Assignee or any delegate or sub-delegate in respect of the Security,

including the execution of any transfer, assignment or assurance whether to the Assignee or to its nominees, the giving of any notice, order or direction and the making of any registration, which in any such case, the Assignee or any delegate or sub-delegate may think expedient.

9.2	Pursue the Brazil Claim

The Assignor shall, at its own expense, costs and fees, including without limitation, legal fees, promptly take whatever action is required or the Assignee may reasonably require to:

(a)	File and pursue the Brazil Claim;

(b)	Defend any claim, counterclaim, right of set-off or other right or claim, filed, raised, pleaded or argued in relation to the Brazil Claim;

(c)	Defend and maintain any interim/freezing order issued in their favour, including, without limitation the freezing order issued, in case no 2011 Folio 733, by the High Court of Justice, Queen’s Bench Division, Commercial Court on the 30th March 2012, in an amount of US$16.000.000.

(d)	Enforce, execute and take all legal actions and/or steps available against TMT and/or its directors and officers, for the recovery of any award, judgment and/or order issued or to be issued in favour of the Assignor.

10.	Application of proceeds

10.1	Proceeds account

The Assignor shall procure that the Proceeds be paid to the Assignee by credit to such account as the Assignee may from time to time designate (the "Proceeds Account").

10.2	Trust

The Assignor shall promptly pay the Proceeds to the Proceeds Account and pending such payment shall hold such proceeds on trust for the Assignee.

11.	Power of attorney

The Assignor, by way of security, irrevocably and severally appoints the Assignee and any of its or his delegates or sub-delegates to be its attorney to take any action which the Assignor is obliged to take and has failed to take, immediately following a written request by the Assignee under this Deed, including under clause 9 (Further assurances).

The Assignor ratifies and confirms whatever any attorney does or purports to do pursuant to its appointment under this clause.

12.	Costs and expenses

12.1	Transaction and amendment expenses

The Assignor shall promptly on demand pay to the Assignee the amount of all costs, charges and expenses incurred by the Assignee in connection with:

(a)	the execution, registration, perfection and completion of this Deed and the Security; and

(b)	any actual or proposed amendment or extension of, or any waiver or consent under, this Deed.

12.2	Enforcement and preservation costs

The Assignor shall promptly on demand pay to the Assignee the amount of all costs, charges and expenses (including, without limitation, legal fees (and any value added tax or similar taxes thereon)) incurred by the Assignee in connection with the enforcement, exercise or preservation (or the attempted enforcement, exercise or preservation) of any of its rights under this Deed or any document referred to in this Deed.

12.3	Default interest

Any amount demanded under clause 12.1 (Transaction and amendment expenses) or 12.2 (Enforcement and preservation costs) shall bear interest (both before and after judgment) from the day on which those costs, charges or expenses were paid, incurred or charged by the relevant person at the rate stipulated in and otherwise in accordance with clause 2.2 (Default interest).

13.	Indemnity

13.1	The Assignor shall indemnify and keep at all times indemnified the Assignee, and any attorney, agent or other person appointed by the Assignee under this Deed and the Assignee’s officers and employees (each an "Indemnified Party") against any cost, loss, liability or expense (however arising) incurred by any Indemnified Party as a result of or in connection with:

(a)	anything done or omitted to be done by the Assignee in the exercise or purported exercise of the powers contained in this Deed; or

(b)	any breach by the Assignor of any of their obligations under this Deed.

13.2	In the event of failure to have an award, judgment or order issued in favour of the Assignor or to recover any amounts awarded in favour of the Assignor by any award, judgment or order, where such failure is due to the negligence, gross negligence or wilful misconduct of the Assignor or the legal counsel representing the Assignor before any forum in the course of any proceedings relating to the Brazil Claims, including, without limitation, filing of any claim, pursue, support, negotiations and/or enforcement and execution of any award, judgment or order in relation to the Brazil Claims, the Assignor shall indemnify and keep the Assignee fully indemnified against any loss the Assignee may suffer as a result thereof and shall pay on demand the Assignee the amount of the Brazil Claims or any parts thereof not recovered due to such negligence, gross negligence or wilful misconduct.

14.	Miscellaneous

14.1	Changes to the Parties

Neither the Assignor nor the Assignee may, without the consent of the other party, such consent not to be unreasonably withheld, assign or transfer any of its rights, liabilities or obligations under this Deed.

14.2	Amendments and waivers

Any provision of this Deed may be amended only if the Assignee and the Assignor so agree in writing and any breach of this Deed may be waived before or after it occurs only if the Assignee so agrees in writing. A waiver given or consent granted by the Assignee under this Deed will be effective only if given in writing and then only in the instance and for the purpose for which it is given.

14.3	Waiver, rights and remedies

No failure to exercise, nor any delay in exercising, on the part of the Assignee, any right or remedy under this Deed shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided are cumulative and not exclusive of any rights or remedies provided by law.

15.	Notices

15.1	Communications in writing

All notices or other communications under or in respect of this Deed to either party hereto shall be in writing and shall be made or given to such party at the address or fax number appearing below, or at such other place as such party may hereafter specify for such purpose.

in the case of the Assignee:

to:	c/o Prime Shipping Holding Ltd

17-21B Agias Zonis Street, Eleni Court

P.O. Box 54970

CY-3027 Limassol

Cyprus

Attention: Petros Monogyios

Facsimile: +357 25746926

Telephone: +357 25818830

in the case of the Assignor:

to:	c/o Newlead Bulkers S.A.

83 Akti Miaouli & Flessa

Piraeus 18538

Greece

Attention:	Michael S. Zolotas
Facsimile:	+30 213 014 8019
Telephone:	+30 213 014 8001

15.2	Delivery

A written notice includes a notice by fax. A notice or other communication received after business hours in the place of receipt shall be deemed to be served on the next day in such place of receipt. Any communication by personal delivery or letter shall be deemed to be received on delivery, and any communication by fax shall be deemed to be received upon appropriate acknowledgement by the addressee's receiving equipment.

16.	Partial invalidity

All the provisions of this Deed are severable and distinct from one another and if at any time any provision is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of any of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

17.	Reinstatement

Where any discharge is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be restored on insolvency, liquidation or otherwise (without limitation), the liability of the Assignor under this Deed shall continue as if the discharge or arrangement had not occurred. The Assignee may concede or compromise any claim that any payment, security or other disposition is liable to avoidance or restoration.

18.	Counterparts

This Deed may be executed in any number of counterparts, and this has the same effect as if the signatures (and seals, if any) on the counterparts were on a single copy of this Deed.

19.	GOVERNING LAW AND JURISDICTION

This Deed is governed by English law and all disputes arising under or in connection with it shall be referred to arbitration in London. Arbitration shall be conducted in accordance with one or more of the following London Maritime Arbitrators Association (“LMAA”) procedures applicable at the date of the commencement of the arbitration proceedings:

(a)	where the amount claimed by the claimants is less than US$400,000.00, excluding interest, (or such other sum as the parties may agree and subject to paragraph (b) below), the reference shall be to a tribunal of three arbitrators and the arbitration shall be conducted in accordance with the LMAA Intermediate Claims Procedure;

(b)	where the amount claimed by the claimants is less than US$100,000.00, excluding interest, (or such other sum as the parties may agree) the reference shall be to a sole arbitrator and the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure;

(c)	in any case where the LMAA procedures referred to above do not apply, the reference shall be to three arbitrators in accordance with the LMAA Terms current at the date of commencement of the arbitration proceedings.

THIS DEED has been duly executed and been delivered as a Deed by or on behalf of the parties on the date stated at the beginning of this Deed.

EXECUTION PAGE

THE ASSIGNOR

EXECUTED as a DEED	)
by	)	/s/ Antonis Bertsos
BRAZIL HOLDINGS LTD	)	Antonis Bertsos
acting by	)
duly authorised in accordance with the laws	)	/s/ Stelios Adoni
of the Republic of Liberia	)	Stelios Adoni
such execution being witnessed by:	)

THE ASSIGNEE

EXECUTED as a DEED	)	/s/ Faisal Al Abbasi
by	)	Faisal Al Abbasi
PRIME LAKE SHIPPING LTD	)
acting by	)	/s/ Philippos Philis
duly authorised in accordance with the laws	)	Philippos Philis
of the Republic of the Marshall Islands	)
such execution being witnessed by:	)	/s/ Christina Aristidou
Christina Aristidou